Exhibit 99.1

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR
 THE THIRD QUARTER OF 2010

Shipment Increased 61.4% Year-over-Year to 87.8 MW
Gross margin beat management high-end guidance

NANJING, China, Nov. 15, 2010 /PRNewswire-Asia/ -- China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy” or the “Company”) a specialized solar cell and module manufacturer based in Nanjing, China, announced today its financial results for the third quarter of 2010.

Third Quarter Financial Highlights

●
Revenues were US$125.8 million, representing a 57.1% and 7.0% increase compared to the third quarter of 2009 and the second quarter of 2010, respectively. Revenues generated from solar cell sales were US$117.8 million, representing a 72.0% and 4.2% increase compared to the third quarter of 2009 and the second quarter of 2010, respectively.

●
Gross profit was US$25.0 million compared to a gross profit of US$8.2 million and US$23.3 million during the third quarter of 2009 and the second quarter of 2010, respectively. Gross margin was 19.9%, compared to 10.2% during the third quarter of 2009 and 19.8% during the second quarter of 2010.

●	Net income was US$15.4 million, compared to net income of US$7.7 million and net income of US$13.8 million in the third quarter of 2009* and the second quarter of 2010, respectively.

●
Net income per ADS was US$0.38 on basic and US$0.37 on diluted basis, compared to a net income of US$0.19 per ADS on both basic and diluted basis in the third quarter of 2009 and US$0.34 on basic and US$0.33 on diluted basis in the second quarter of 2010.

●	China Sunergy generated a US$22.1 million operating cash inflow during the quarter. As of September 30, 2010, the Company had cash and cash equivalents of US$105.3 million.

Third Quarter Operational Highlights

●	Shipments of solar power products in the third quarter amounted to approximately 87.8 MW, representing a 61.4% increase on a year-over-year basis and a 0.6% increase sequentially.

●	Third quarter production of 87.0 MW of solar cells represented an 88.7% increase on a year-over-year basis and a 5.3% increase sequentially.

●
On November 3, 2010, China Sunergy announced the completion of the acquisition of 100% equity interest of CEEG (Shanghai) Solar Science & Technology Co., Ltd and CEEG (Nan Jing) New Energy Co., Ltd. The two module manufacturers were previously affiliated with the Company before the acquisition. Through the acquisition, China Sunergy acquired a total annual module capacity of 480 MW. Both companies have a strong sales network within Italy, Eastern Europe, Germany, the United States and Asia Pacific. The total revised consideration of the acquisition is approximately US$46 million.

Commenting on the third quarter Mr. Stephen Zhifang Cai, CEO of China Sunergy remarked:

“Supported by continued strong solar market fundamentals, we are pleased with our solid results in the third quarter as we experienced operational and financial progress, and achieved record shipments, revenues and gross margin in the quarter,” said Mr. Stephen Zhifang Cai. “Two weeks ago, China Sunergy successfully completed the acquisition of the two module manufacturers, demonstrating China Sunergy’s significant strategic move to be a fully vertically-integrated manufacturer. The two companies’ constant focus on product quality, efforts to strengthen sales and market capabilities, and concentration on massive end-users, enables them to maintain a diversified sales channel as well as a pricing premium in certain markets. Additionally, we continue to see healthy demand in the fourth quarter and beyond, and believe China Sunergy will continue its improvement in 2011.”

Third Quarter 2010 Financial Review

Revenues, Shipment and Production

During the third quarter of 2010, revenues increased 57.1% on a year-over-year basis, and 7.0% sequentially to US$125.8 million.

Sales from solar cells, modules and other sales accounted for 93.7%, 5.2% and 1.1% of total revenues, respectively. Shipments, including 3.4 MW for module sales, amounted to approximately 87.8 MW (73.9% of which were sold to related parties), compared to 54.4 MW during the third quarter of 2009 and 87.3 MW during the second quarter of 2010.

Quarter-on-quarter sales of solar power products increased by 61.4% compared to the third quarter of 2009.

Gross Profit, Gross Margins and Average Selling Price (“ASP”)

Gross profit for the quarter was US$25.0 million, which led to a blended gross margin of 19.9%, up from 19.8% in the second quarter of 2010.

Blended ASP during the third quarter was US$1.40 per watt, increasing from US$1.31 in the second quarter of 2010. The blended ASP for the third quarter of 2009 was US$1.32.

Wafer Costs

In the third quarter of 2010, blended wafer costs increased to US$0.88 per watt compared to US$0.83 per watt in the second quarter of 2010. Wafer costs per watt as a percentage of total production costs per watt rose from 79.3% in the second quarter of 2010 to 80.3% in the third quarter of 2010, partially due to wafer costs rising to a greater degree than total production costs during the third quarter of 2010.

Other production costs

Other production costs for the quarter were nearly the same as the previous quarter.

SG&A, Operating Profit and Net Income

SG&A expenses in the third quarter of 2010 were US$4.5 million, compared to US$4.8 million in the second quarter of 2010, and US$7.1 million in the third quarter of 2009, respectively.

Interest expense for the third quarter of 2010 was US$2.1 million, compared to US$2.1 million for the second quarter of 2010, and US$1.9 million for the third quarter of 2009*, respectively.

In the third quarter of 2010, the Company reported a record net income of US$15.4 million, compared to a net income of US$13.8 million in the previous quarter and US$7.7 million in the third quarter of 2009*.

Balance Sheet and Cash Flow

As of September 30, 2010, the Company had cash and cash equivalents of US$105.3 million. Net operating cash inflow for the third quarter was US$22.1 million. Depreciation and amortization was US$3.0 million and capital expenditures were US$2.6 million in the quarter.

Fourth Quarter Outlook

During the fourth quarter of 2010, China Sunergy anticipates that solar product shipments will be between 102 MW to 108 MW, with a gross margin ranging between 15% – 16.5%. For the full year 2010, the Company now expects to ship between 350 MW and 359 MW of solar products.

Additional Company Updates

Capacity Expansion

Driven by the robust industry-wide fundamentals, our outlook for the near term is very encouraging. We anticipate market demand will continue growing in the coming quarters, with resilient ASP levels in the fourth quarter and early 2011. In order to further reduce our costs, and response to growing worldwide industry demand, we are now expecting to reach 400 MW of solar cell capacity by the end of 2010 and 680 MW of module capacity by the end of first quarter of 2011.

Management Changes

Mr. Siegfried Yi Chou Hsu, the Company’s chief financial officer, has resigned from his current role for personal reasons. His resignation is effective from October 31, 2010. Meanwhile, Mr. Yongfei Chen, our financial controller, is managing the company's daily financial operations, and taking over part of the CFO’s function in the interim. Mr. Stephen Zhifang Cai, CEO of China Sunergy will continue to directly oversee the company's investor relations programs.

Ongoing Disputes with REC

Regarding the ongoing dispute with REC Wafer Norway AS (“REC Wafer”), the Norwegian District Court ruled on July 5th, 2010 in favor of REC Wafer, and China Sunergy filed an appeal against the ruling in August, 2010.

In parallel to the main dispute, the Supreme Court of Norway ruled on July 15, 2010 and overturned the Court of Appeal’s order which denied China Sunergy’s injunction petition with regard to a $50 million bank guarantee. The injunction petition has been sent back to the Court of Appeal for a new ruling which is expected to be made by the end of November 2010. Until a further court ruling, the injunction remains in force.

China Sunergy has also served a writ upon REC Wafer, claiming that REC Wafer is not a party to the contract between China Sunergy and the dissolved REC Sitech AS. The Salten District Court in Norway has, after an oral hearing, not accepted the claim from China Sunergy. Based on the ruling from the Supreme Court, China Sunergy has appealed the ruling from the district court. The hearing at the Court of Appeal will be in March 2011.

We have separately filed a lawsuit against REC Wafer Norway AS with the People’s High Court of Jiangsu Province, the People's Republic of China . The court in China has issued an injunction to the related banks to forbid these banks from making payments related to the bank guarantees. In April 2010, the People’s High Court of Jiangsu Province rejected REC Wafer Norway AS’s objection to jurisdiction after an oral hearing. REC Wafer Norway AS has filed an appeal against the decision of jurisdiction to the Supreme Court of the People’s Republic of China.

Quarterly Earnings Conference Call Details

China Sunergy will host a conference call on November 15, 2010 at 8:00 a.m. Eastern Time or 5:00 a.m. Pacific Time (Beijing / Hong Kong Time:  9:00 p.m.).

The dial-in details for the live conference call are as follows:

US Toll Free Dial In:	+1-866-788-0541
International Dial In:	+1-857-350-1679
Participant Passcode:	21787509

The call will also be available online at http://www.chinasunergy.com.

For those who cannot access the live broadcast, a replay will be available from two hours after the end of the call until November 22, 2010. The replay is available online or using the numbers below:

U.S toll free number:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	67609695

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets.
For more information please visit http://www.chinasunergy.com.

For further information contact:

FD
Helen Jing Zhu: Helen.JingZhu@fd.com
Phone: + (86) 10-8591-1958

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's ability to raise additional capital to finance the Company's activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, the future trading of the common stock of the Company; the ability of the Company to operate as a public Company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
 (In US$ ’000, except share and per share data)

	For the 3 months ended
	Sep 30, 2010	Jun 30, 2010	Sep 30, 2009 *

Sales to third parties	33,713	42,060	58,057
Sales to related parties	92,045	75,553	21,996
Total sales	125,758	117,613	80,053
Cost of goods sold	(100,774)	(94,282)	(71,888)
Gross profit	24,984	23,331	8,165
Operating expenses:
Selling expenses	(1,153)	(1,069)	(887)
General and administrative expenses	(3,375)	(3,722)	(6,185)
Research and development expenses	(903)	(731)	(605)
Total operating expenses	(5,431)	(5,522)	(7,677)
Income from operations	19,553	17,809	488
Interest expense	(2,143)	(2,142)	(1,864)
Interest income	200	339	379
Other income/(expenses)	831	(1,619)	745
Changes in fair value of derivatives	(683)	867	9,713
Income before income tax	17,758	15,254	9,461
Income tax expense	(2,371)	(1,426)	(1,719)

Net income	15,387	13,828	7,742

Net income per ADS
Basic	$0.38	$0.34	$0.19
Diluted	$0.37	$0.33	$0.19

Weighted average ADS outstanding
Basic	40,116,876	40,116,876	39,957,185
Diluted	43,694,111	43,694,111	39,957,185

 China Sunergy Co., Ltd
 Unaudited Condensed Consolidated Balance Sheet Information
 (In US$ ’000, except share and per share data)

	Sep 30, 2010	Dec 31, 2009 *
Assets
Current Assets
Cash and cash equivalents	105,321	123,855
Restricted cash	54,744	55,678
Accounts receivable, net	8,520	15,292
Other receivable, net	2,425	3,838
Inventories, net	29,365	22,645
Advance to suppliers, net	7,555	184
Amount due from related parties	36,901	22,102
Current deferred tax assets	1,246	2,839
Other current assets	-	251
Total current assets	246,077	246,684
Property, plant and equipment, net	89,993	93,790
Prepaid land use rights	6,335	6,427
Deferred tax assets	1,568	1,568
Restricted cash-collateral account	19,984	20,471
Prepayment to related party in connection with acquisition	7,163	-
Other long-term assets	4,015	4,849
Total assets	375,135	373,789

Liabilities and equity
Current liabilities
Short-term bank borrowings	62,676	102,516
Accounts payable	21,122	28,705
Accrued expenses and other current liabilities	13,025	5,474
Amount due to related parties	242	2,369
Income tax payable	2,332	-
Total current liabilities	99,397	139,064
Collateral account payable	19,984	20,471
Other liabilities	2,495	2,535
Convertible bond payable	44,000	44,000
Total liabilities	165,876	206,070

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 and 267,287,253 shares issued outstanding as of September 30, 2010 and December 31, 2009, respectively	27	27
Additional paid-in capital	186,111	185,337
Subscription receivable	-	(405)
Accumulated deficit	(2,127)	(38,448)
Accumulated other comprehensive income	25,248	21,208
Total equity	209,259	167,719
Total liabilities and equity	375,135	373,789

* On January 1, 2010, The Company adopted ASC 470-20 (former EITF 09-1), “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”.  Accordingly, the share lending arrangement has been measured at fair value and recognized as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of $1.9 million were retrospectively recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs have also been retrospectively amortized over the life of the convertible notes. The cumulative effect of the adoption resulted in a decrease of $386,372 and $809,349 in the beginning balance of retained earnings on January 1, 2009 and 2010 respectively, and the adoption of ASC 470-20 resulted in additional interest expenses in the third quarter of 2009 of $73,769. Before adoption of ASC 470-20, share lending impact was considered in diluted EPS calculation. Upon the adoption of the new guidance, shares underlying the share-lending arrangement should be excluded from diluted EPS calculation. Thus the outstanding diluted weighted average ADS was changed to 39,957,185 in the third quarter of 2009.